# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DYADIC INTERNATIONAL INC, CIK 0001213809
CUSIP: 26745T101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1044 North U.S. Highway One, Suite 201, Jupiter, Florida (FL), 33477
Date of event which requires filing of this statement: 12/23/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-022264
Filed by CIK 0001328329

## Reporting persons
- Francisco Trust under agreement dated February 28, 1996: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); sole voting power 4,328,045; shared voting power 0; sole dispositive power 4,328,045; shared dispositive power 0; aggregate amount beneficially owned 4,328,045 (11.58% of the class)
  Comment: The number of shares beneficially owned represents (i) 3,375,664 shares of common stock held by the reporting person, and (ii) 952,381 shares of common stock the reporting person has the right to acquire upon conversion of a convertible promissory note issued on March 8, 2024 by the issuer to the reporting person, as such note has been amended. Such note, as amended, is convertible at a per share price of $1.05.
  
  This 13G/A is being filed to correct an immaterial error in the number of shares of the issuer's common stock reported as beneficially owned by the reporting person in its 13G/A filed on May 11, 2026. The reporting person has not engaged in any transactions in the issuer's common stock since the filing of its 13G/A on May 11, 2026.
  
  All percentages calculated in this Schedule 13G/A, calculated in accordance with applicable rules of the Securities and Exchange Commission (the "SEC"), are based upon an aggregate of 36,438,703 shares outstanding of the issuer's common stock on May 12, 2026, as disclosed in the issuer's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2026.

## Item 1. Issuer
Name of issuer: DYADIC INTERNATIONAL INC
Address of issuer's principal executive offices: 1044 North U.S. Highway One, Suite 201, Jupiter, Florida, 33477

## Item 2. Person Filing
Name of person filing: Francisco Trust under agreement dated February 28, 1996
Address of principal business office or, if none, residence: 606 Dauphine Avenue, Northbrook, IL 60062
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,328,045.00
Percent of class: 11.58 %
Sole power to vote or to direct the vote: 4,328,045.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,328,045.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Francisco Trust under agreement dated February 28, 1996: /s/ Thomas Emalfarb, Thomas Emalfarb, Trustee (07/06/2026)